ASPIRA WOMEN’S HEALTH INC.

12117 Bee Caves Road, Building III, Suite 100

Austin, Texas 78738

May 6, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joshua Gorsky

Re:	Aspira Women’s Health Inc.
Registration Statement on Form S-1
Filed May 6, 2025
File No. 333-286561

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Aspira Women’s Health Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it becomes effective at 9:00 a.m., Eastern Time, on Wednesday May 7, 2025, or as soon thereafter as possible.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Sincerely,

ASPIRA WOMEN’S HEALTH INC.

By:	/s/ Michael Buhle
Name:	Michael Buhle
Title:	Chief Executive Officer

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